

November 1, 2017

<u>Via E-mail</u>
Appaswamy Pajanor
Chief Executive Officer, President and Chief Financial Officer
ShantiNiketan International Corp.
824 S. Duncan Drive
Tavares, FL 32778

>   **Re: ShantiNiketan International Corp.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed October 5, 2017**
>   **File No. 024-10735**

Dear Mr. Pajanor:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

<u>Use of Proceeds, page 14</u>

1.   We note your revised disclosure on page 23 in response to our prior comment 9 in which you state that you plan to finance each project with $8.3 million cash from the proceeds of this offering. We reissue our prior comment in part. Please revise to reconcile this disclosure with the disclosure in your Use of Proceeds section. Please refer to Item 504 of Regulation S-K.

Description of Business, page 20

2.   We note your revisions in response to our prior comment 8 in which you have revised your disclosure on pages 8 and 21 to identify the entities owned or controlled by Mr. Ignatius that have been engaged in the development and sale of ShantiniNiketan branded retirement communities. We reissue our prior comment in part. Please revise your disclosure under an appropriate heading to discuss potential conflicts of interest between this entity and Shantiniketan International Corporation and its affiliates.

Certain Relationships and Related Party Transactions, page 33

3.   We note your revisions in response to our prior comment 5 in which you have revised your disclosure on page 3 to indicate that you issued 25,000,100 shares in exchange for cash contributions of $25,000.10 and the contribution of a license agreement for the use of certain intellectual property for no additional consideration. As your revised disclosure implies that you issued shares for the cash and license agreement contributions, we reissue our prior comment. We note your disclosure on pages 33 and F-10 that the Company entered into a License Agreement with the Iggy Ignatius Trust for no consideration. Please revise to reconcile.

    You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Wilson Lee, Staff Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

                                    Sincerely,

                                    /s/ Tom Kluck

                                    Tom Kluck
                                    Legal Branch Chief
                                    Office of Real Estate and
                                    Commodities

cc: Laura Anthony, Esq.
        Lazarus Rothstein, Esq.
        Legal & Compliance, LLC
        Via E-mail